Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: November 16, 2015

Memo

INTERNAL ANNOUNCEMENT- AHOLD LEADERSHIP COMMUNITY / AHOLD INSIDER

COMMUNITY / AHOLD GROUP

(Distribution, Monday, November 16, 8am CET)

From: Dick Boer

To: Ahold Leadership Community and Merger Insider Community

Cc: Ahold ExCo

Subject: [Announcement] Future Ahold Delhaize Executive Committee

Dear Colleagues,

Earlier this year, we announced our intention to merge with Delhaize Group to create a best-in-class international food retailer. We continue to make good progress on the integration planning process, and I am pleased to inform you that we have now completed the selection of the future Executive Committee of Ahold Delhaize, effective upon closing of the merger. We have been able to compose a very strong and balanced leadership team with representation from both companies, exhibiting the right combination of functional capabilities, talent and retail experience to drive the success of our new company into the future.

The proposed Management Board was already announced on June 24, 2015, and comprises:

•	Chief Executive Officer, Dick Boer

•	Deputy Chief Executive Officer and Chief Integration Officer, Frans Muller

•	Chief Financial Officer, Jeff Carr

•	Chief Operating Officer Europe, Pierre Bouchut

•	Chief Operating Officer USA, Kevin Holt

•	Chief Operating Officer USA, James McCann.

Ahold and Delhaize Group have created two new important roles in the future Executive Committee to help shape and drive the company’s ambitions as a responsible and innovative retailer: Chief Sustainability, Transformation & Communications Officer and Chief E-Commerce & Innovation Officer. At the level of the Supervisory Board, these areas will be overseen by a Sustainability and Innovation Committee.

The Ahold Delhaize Executive Committee will be comprised of the Management Board, supplemented by the following officers in alphabetical order, all of whom will be reporting directly into the CEO:

•	Marc Croonen, Chief Sustainability, Transformation & Communications Officer (CST&CO): Marc, currently the Chief Human Resources Officer for Delhaize Group, will have the responsibility to lead the new company transformation from a structure and cultural perspective. He will be accountable for the company’s ambitious sustainability strategy and lead all global internal and external communications. He will also determine key initiatives to improve the safety standards and the overall health of our associates.

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Koninklijke Ahold N.V. Provincialeweg 11 1506 MA Zaandam P.O. Box 3000, 1500 HA Zaandam The Netherlands	Phone: +31 88 659 5100

•	Hanneke Faber, Chief E-Commerce & Innovation Officer (CE&IO): Hanneke, currently Chief Commercial Officer for Ahold, will have overall responsibility for the company’s e-commerce business, growing existing businesses and expanding into new geographies. She will build expertise and capability across and with the businesses in the digital domain, including omni-channel innovation, loyalty programs, big data/ analytics, and customer centric selling. She will also lead the growth and expansion of omni-channel media sales.

•	Jan Ernst de Groot, Chief Legal Officer (CLO): Jan Ernst, currently Chief Legal Officer for Ahold will be responsible to protect the interests of the new company and to promote a favorable legal and regulatory context for its businesses. He will drive a strong culture of ethics and compliance with values, laws and regulations and with food safety and responsible products standards. Jan Ernst will lead the global legal and compliance functions, public affairs and product integrity.

•	Abbe Luersman, Chief Human Resources Officer (CHRO): Abbe, currently Chief Human Resources Officer for Ahold, will have responsibility for the enterprise-wide Human Resources capability of the organization. Abbe will provide direction and leadership to execute the people strategy in support of the new company’s strategy and overall business plan. The Global Human Resources function will have specific focus on talent, leadership development, organizational effectiveness & design and Total Rewards.

The Management Board will be responsible for the overall management and decision-making of the new company and will be accountable towards the Supervisory Board and shareholders. The Executive Committee will execute the day-to-day management of the company. It will be actively involved in all important topics related to strategy, business, integration, e-commerce, sustainability, innovation, culture & leadership and communication. The future company will now have all the capabilities to steer a company that will greatly expand its reach to deliver even more for the customers and communities we serve.

A critical success factor for both Delhaize and Ahold is the breadth of talent across our companies. Not only will the combined leadership team be crucial to our future success, but other key leadership roles will be as well. As a next step, we will be looking to appoint the support function positions that report to the ExCo of the new company. To ensure a thorough process, we are partnering with an external party called Spencer Stuart International to facilitate the assessment and selection process.

The merger completion remains on track, and is expected to take place mid-2016.

The appointment of the Management Board members and other important elements of the merger are subject to shareholder approval and regulatory clearance as well as other customary conditions. More information can be found at www.adcombined.com.

On behalf of the Executive Committee, I would like to thank you for your support during this busy time, as we take another step towards our exciting future.

I trust we all focus on our daily business and make sure that it will be a great year-end season for our customers and associates.

Best,

Dick Boer

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GLOBAL INTRANET ARTICLE (publication Monday, November 16, 8am CET)

[Ahold Delhaize Merger Update] Future Ahold Delhaize Executive Committee

Earlier this year, we announced our intention to merge with Delhaize Group to create a best-in-class international food retailer. We continue to make good progress on the integration planning process, and we have now completed the selection of the future Executive Committee of Ahold Delhaize, effective upon closing of the merger. We have been able to compose a very strong and balanced leadership team with representation from both companies, exhibiting the right combination of functional capabilities, talent and retail experience to drive the success of our new company into the future.

The proposed Management Board was already announced on June 24, 2015, and comprises:

•	Chief Executive Officer, Dick Boer

•	Deputy Chief Executive Officer and Chief Integration Officer, Frans Muller

•	Chief Financial Officer, Jeff Carr

•	Chief Operating Officer Europe, Pierre Bouchut

•	Chief Operating Officer USA, Kevin Holt

•	Chief Operating Officer USA, James McCann.

Ahold and Delhaize Group have created two new important roles in the future Executive Committee to help shape and drive the company’s ambitions as a responsible and innovative retailer: Chief Sustainability, Transformation & Communications Officer and Chief E-Commerce & Innovation Officer. At the level of the Supervisory Board, these areas will be overseen by a Sustainability and Innovation Committee.

The Ahold Delhaize Executive Committee will be comprised of the Management Board, supplemented by the following officers in alphabetical order, all of whom will be reporting directly into the CEO:

•	Marc Croonen, Chief Sustainability, Transformation & Communications Officer (CST&CO): Marc, currently the Chief Human Resources Officer for Delhaize Group, will have the responsibility to lead the new company transformation from a structure and cultural perspective. He will be accountable for the company’s ambitious sustainability strategy and lead all global internal and external communications. He will also determine key initiatives to improve the safety standards and the overall health of our associates.

•	Hanneke Faber, Chief E-Commerce & Innovation Officer (CE&IO): Hanneke, currently Chief Commercial Officer for Ahold, will have overall responsibility for the company’s e-commerce business, growing existing businesses and expanding into new geographies. She will build expertise and capability across and with the businesses in the digital domain, including omni-channel innovation, loyalty programs, big data/ analytics, and customer centric selling. She will also lead the growth and expansion of omni-channel media sales.

•	Jan Ernst de Groot, Chief Legal Officer (CLO): Jan Ernst, currently Chief Legal Officer for Ahold will be responsible to protect the interests of the new company and to promote a favorable legal and regulatory context for its businesses. He will drive a strong culture of ethics and compliance with values, laws and regulations and with food safety and responsible products standards. Jan Ernst will lead the global legal and compliance functions, public affairs and product integrity.

•	Abbe Luersman, Chief Human Resources Officer (CHRO): Abbe, currently Chief Human Resources Officer for Ahold, will have responsibility for the enterprise-wide Human Resources capability of the organization. Abbe will provide direction and leadership to execute the people strategy in support of the new company’s strategy and overall business plan. The Global Human Resources function will have specific focus on talent, leadership development, organizational effectiveness & design and Total Rewards.

The Management Board will be responsible for the overall management and decision-making of the new company. The Executive Committee will execute the day-to-day management of the company. It will be actively involved in all important topics related to strategy, business, integration, e-commerce, sustainability, innovation, culture & leadership and communication. The future company will now have all the capabilities to steer a company that will greatly expand its reach to deliver even more for the customers and communities we serve.

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A critical success factor for both Ahold and Delhaize is the breadth of talent across our companies. Not only will the combined leadership team be crucial to our future success, but other key leadership roles will be as well. As a next step, we will be looking to appoint the support function positions that report to the ExCo of the new company.

The merger completion remains on track, and is expected to take place mid-2016.

The appointment of the Management Board members and other important elements of the merger are subject to shareholder approval and regulatory clearance as well as other customary conditions.

More information can be found here <link to dedicated intranet site>. Questions can always be sent to questions@ahold.com.

NEDERLANDS - Ahold en Delhaize maken toekomstig executive team van beoogd fusiebedrijf bekend

Ahold en Delhaize Groep hebben vandaag de samenstelling bekendgemaakt van het beoogde Executive Committee van Ahold Delhaize, ingaand vanaf de voltooiing van de voorgenomen fusie van de twee ondernemingen.

Het toekomstige Executive Committee zal bestaan uit de leden van de Management Board zoals aangekondigd op 24 juni 2015, aangevuld met de volgende vier leden (in alfabetische volgorde), die rechtstreeks zullen rapporteren aan de Ahold Delhaize CEO:

•	Marc Croonen, Chief Sustainability, Transformation & Communications Officer

•	Hanneke Faber, Chief E-Commerce & Innovation Officer

•	Jan Ernst de Groot, Chief Legal Officer

•	Abbe Luersman, Chief Human Resources Officer

Ahold en Delhaize Groep hebben twee belangrijke nieuwe rollen gecreëerd in het toekomstige Executive Committee om de ambities van de onderneming op het gebied van verantwoord ondernemen en innovatie vorm te geven en aan te sturen: Chief Sustainability, Transformation & Communications Officer en Chief E-Commerce & Innovation Officer. In de Supervisory Board krijgen deze gebieden de bijzondere aandacht van een Sustainability & Innovation Committee.

Zoals aangekondigd, bestaat de beoogde Ahold Delhaize Management Board uit CEO Dick Boer, Deputy CEO en Chief Integration Officer Frans Muller, CFO Jeff Carr, COO Europe Pierre Bouchut, COO USA Kevin Holt, en COO USA James McCann.

De Management Board is verantwoordelijk voor het bestuur en de besluitvorming in de nieuwe onderneming en legt verantwoording af aan de Supervisory Board en aandeelhouders. Het toekomstige Executive Committee heeft de dagelijkse leiding van de onderneming. Dit sterke en gebalanceerde team is samengesteld vanuit beide ondernemingen en vormt een goede combinatie van functionele en retailervaring om een bedrijf te leiden dat met een groter bereik nog meer kan bieden aan de klanten en de samenleving. Het team zal werken aan de invulling en uitvoering van de integratie zonder de aandacht voor de klant en het commerciële succes te verminderen.

Op 24 juni 2015 hebben Ahold en Delhaize hun voornemen bekendgemaakt te fuseren. Samen vormen zij een internationale retailer met een portfolio met sterke, vertrouwde lokale merken en meer dan 375.000 medewerkers die wekelijks meer dan 50 miljoen klanten bedienen in de Verenigde Staten en Europa.

Ahold en Delhaize liggen op schema om de voorgenomen fusie medio 2016 af te ronden.

De benoeming van de leden van de toekomstige Management Board en andere belangrijke onderdelen van de fusie zijn onderworpen aan goedkeuring door aandeelhouders, toestemming van toezichthouders en andere gebruikelijke voorwaarden.

Voor meer informatie, klik hier voor het volledige engelse bericht. Vragen kunnen te allen tijde gestuurd worden naar vragen@ahold.com.

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AUSA LEADERSHIP FOLLOWUP ANNOUNCEMENT RE: AHOLD DELHAIZE EXCO

Earlier today, Ahold announced the proposed members of Ahold-Delhaize Executive Committee, and you can find that announcement here. I look forward to working with the other members as we move forward toward completing the merger in mid-2016 and am confident the proposed Executive Committee is the right to team to lead our future company. The next step is the appointment of support function positions at Ahold-Delhaize group level, which we expect to occur prior to the end of the year.

In the meantime, the Ahold USA IMO team is now up and running and making progress on its key objectives, which are developing the processes to support the company’s operations on Day One and capturing buying synergies.

Much remains to be done to complete the merger, which is expected in mid-2016, and we promise to continue sharing updates as there is more information to share. The most important thing we can do now is to focus on running the business. Our strategy is working, as our strong Q3 business results demonstrate, and the important holiday season is almost here – so let’s make sure that we finish 2015 strong.

Thank you for your continued support.

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NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction;

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the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.